VIVAKOR, INC.

433 Lawndale Drive

South Salt Lake City, UT 84115

November 4, 2021

Karina Dorin

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vivakor, Inc.
Registration Statement on Form S-1
Filed October 5, 2021
File No. 333-260075

Dear Ms. Dorin:

By letter dated November 1, 2021, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Vivakor, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Registration Statement on Form S-1 filed on October 5, 2021 (the “S-1”). We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Registration Statement on Form S-1

Cover Page

1.	We note that your common stock is presently quoted on the OTC Pink and that you disclose on your prospectus cover page and on page 25 that the selling stockholders intend to offer their shares at prevailing market prices at the time of sale, at varying prices or at negotiated prices. Please note that the OTC Pink marketplace is not considered an established market into which selling stockholders may offer and sell their shares of common stock at other than a fixed price. Accordingly, please revise your cover page disclosure, and make corresponding changes elsewhere in the prospectus, to disclose a fixed price at which the selling stockholders will offer and sell their shares until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX, or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions. Refer to Item 501(b)(3) of Regulation S-K.

Response: The Company is filing Amendment No.1 to the S-1 (the “S-1/A”) concurrently with this response letter. The S-1/A reflects a fixed price for resale in the amount of $0.40.

Prospectus Summary, page 1

2.	Please revise to clarify your disclosure that you expect to deploy two additional RPCs to Vernal, Utah with the proceeds from this offering, given that you will not receive any of the proceeds from the sale of the shares of common stock by selling stockholders.

Response: This disclosure has been revised to clarify that additional RPC’s deployed will not be impacted by the resale of the shares registered in the S-1/A.

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Risk Factors

We may have difficulty raising additional capital, which could deprive us of necessary resources, and you may experience dilution..., page 12

3.	Please disclose the number of shares of your common stock that are issuable upon conversion or exchange of outstanding securities, and describe the risk of dilution with respect to such potential issuances.

Response: The S-1/A has been revised to reflect such changes.

Executive Compensation, page 52

4.	We note you disclose that you intend to adopt a new equity incentive plan prior to this offering that will authorize the issuance of 60,000,000 shares of common stock. Please file such equity incentive plan as an exhibit to your registration statement.

Response: The Vivakor, Inc. 2021 Equity and Incentive Plan has been filed with the S-1/A as an exhibit.

Description of Securities, page 60

5.	Please expand your disclosure to describe the instances in which your Series A preferred stock may convert to common stock and whether the Series A preferred stock will convert to common stock in connection with this offering. In that regard we note you disclose on page 56 that your Series A preferred stock will convert into 25,000 shares of common stock in the event of a qualified offering and you disclose on page F-13 that such shares will convert to 25,000,000 shares of common stock in the event of a public offering.

Response: The S-1/A reflects expanded and clarified disclosure.

Exhibits

6.	We note counsel's statement in Exhibit 5.1 that they have relied as to certain matters on information obtained from officers of the company and other sources believed to be responsible. Please have counsel identify the officers or sources and material matters upon which counsel relied.

Response: Such language has been stricken as it is not applicable.

7.	Please file your license agreement with TBT Group, Inc. and temporary access license agreement with Tar Sands Holdings II, LLC or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response: Such agreements have been included as exhibits to the S-1/A.

General

8.	We note that Matt Nicosia, your Chief Executive Officer and Director, owns 100% of your Series A Preferred Stock and that each share of Series A Preferred Stock is entitled to 25 votes per share. Please disclose on your prospectus cover page and in your prospectus summary the voting power controlled by Mr. Nicosia and include a risk factor discussing the percentage of voting control held by Mr. Nicosia and your executive officers.

Response: The S-1/A reflects the addition of such disclosure to the cover page and the inclusion of such risk factor.

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9.	We note that Article IX of your Amended and Restated Articles of Incorporation identifies the District Courts of the State of Nevada as the exclusive forum for certain litigation, including any “derivative action.” Please revise to disclose this provision in your prospectus, and clarify whether this refers to state courts. In addition, disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder, and to add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

Response: The S-1/A reflects expanded and clarified disclosure in this respect.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Matthew Nicosia

Matthew Nicosia

Chief Executive Officer

Vivakor, Inc.

433 Lawndale Drive

South Salt Lake City, UT 84115

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